UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Amendment No. 29

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

AUGUSTA RESOURCE CORPORATION

(Name of Subject Company (Issuer))

HUDBAY MINERALS INC.

(Names of Filing Persons (Offeror))

Common Shares
(Title of Class of Securities)

050912203

(CUSIP Number of Class of Securities)

HudBay Minerals Inc.

25 York Street, Suite 800,

Toronto, ON M5J 2V5

Attention: Patrick Donnelley, Esq.

Vice President, Legal and Corporate Secretary

(416) 362-2576

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kari MacKay, Esq.
Mark L. Mandel, Esq.	Goodmans LLP
Milbank, Tweed, Hadley & McCloy LLP	Bay Adelaide Centre
One Chase Manhattan Plaza	333 Bay Street, Suite 3400
New York, NY 10005-1413	Toronto, ON M5H 2S7
(212) 530-5026	(416) 979-2211

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
$238,887,478.07	$30,768.71

*                 Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$1.795, which is the average of high and low sale prices of the common shares of Augusta Resource Corporation as reported on the NYSE MKT on February 5, 2014, and (ii) 133,084,946 Common Shares in the aggregate that may be received by Hudbay Minerals Inc. or cancelled in the transaction described herein.

**          The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,768.71
Form or Registration No:	Form F-10
Filing Party:	HudBay Minerals Inc.
Date Filed:	February 11, 2014

☐            Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
☐            ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
☐            GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
☐            AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 29 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2014 (the “Schedule TO”), by HudBay Minerals Inc., a corporation organized under and governed by the laws of Canada (“Hudbay”), relating to the offer to purchase (the “Offer”) by Hudbay for all of the issued and outstanding common shares (the “Augusta Shares”) of Augusta Resource Corporation, a corporation existing under the laws of Canada (“Augusta”), other than any Augusta Shares held directly or indirectly by Hudbay and its affiliates, including any Augusta Shares that may become issued and outstanding upon the exercise, exchange or conversion of any options or any other rights to acquire Augusta Shares after the date of the Offer but prior to the expiry time of the Offer, together with the associated rights issued under Augusta’s shareholder rights plan, for consideration per Augusta Share of 0.315 of a common share of Hudbay.

Hudbay has also filed a registration statement on Form F-10 with the SEC relating to the common shares it proposes to issue to Augusta shareholders in connection with the Offer that includes the Offer and Circular as a prospectus, and also has filed all other tender offer documents required under applicable Canadian and United States securities regulations.

The information set forth in the Offer and Circular (as previously amended, the “Original Offer and Circular”), the Letter of Transmittal and the Notice of Guaranteed Delivery, each as previously amended, filed, respectively, as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) to the Schedule TO, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Schedule TO, and is supplemented by the information specifically provided herein.

Item 4.  Terms of the Transaction

Hudbay announced today that it has reached an agreement with Augusta (see Item 5 below) pursuant to which Hudbay will increase its Offer price to acquire the Shares from 0.315 of a common share of Hudbay to (i) 0.315 of a common share of Hudbay and (ii) 0.17 of a warrant to acquire a common share of Hudbay.  The Offer will be formally amended through a notice of variation and extension, which is expected to be mailed to the shareholders of Augusta in early July, 2014.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

In early-June 2014, following a proposal by Hudbay in which it outlined alternatives that it was prepared to discuss that might provide Augusta with near-term liquidity, Hudbay and Augusta entered into a confidentiality agreement that might facilitate potential discussions or negotiations regarding the potential acquisition of Augusta by Hudbay and/or the provision of financing by Hudbay to Augusta.

In the following week and a half, representatives of Hudbay and Augusta had limited discussions concerning Hudbay’s proposed acquisition of Augusta.

On June 18, 2014, David Garofalo, the Chief Executive Officer of Hudbay, wrote to Richard Warke, the Executive Chairman of Augusta, to outline a possible basis for a consensual transaction that would be supported by the board of directors and insiders of Augusta.  Late in the day on June 20, 2014,  Mr. Warke called Mr. Garofalo, and  discussions and negotiations ensued over the following two days between Messrs. Garofalo and Warke and representatives of Hudbay and Augusta.  Those discussions and negotiations culminated in the announcement by Hudbay and Augusta on June 23, 2014 that (i) they had entered into a definitive support agreement pursuant to which Hudbay had agreed to increase the consideration that will be received by Augusta shareholders under the Offer so that Augusta shareholders will receive for each common share of Augusta 0.17 of a warrant to acquire a common share of Hudbay in addition to 0.315 of a Hudbay common share as originally provided in the Offer, (ii) Augusta’s Board of Directors is unanimously recommending that Augusta shareholders accept the revised Offer and has agreed to terminate Augusta’s shareholder rights plan to permit shareholders to do so, and (iii) all of the directors and officers of Augusta and certain other Augusta shareholders have entered into lock-up agreements with Hudbay pursuant to which, among other things, they have agreed to tender to the revised Offer all of the common shares of Augusta owned or controlled by them (including common shares issuable on the exercise of stock options and other convertible instruments).

ITEM 12.  EXHIBITS

(a)(1)(xxxxxvii)          Material Change Report dated June 24, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on June 24, 2014).**

(a)(1)(xxxxxviii) Early warning report under National Instrument 62-103 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on June 24, 2014).**

**          Incorporated by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDBAY MINERALS INC.

	By:	/s/Patrick Donnelly
Name: Patrick Donnelly
Title: Vice President, Legal and Corporate Secretary

Dated: June 24, 2014

EXHIBIT INDEX

(a)(1)(i)                                                       Offer and Circular dated February 10, 2014.**

(a)(1)(ii)                                                    Form of Letter of Transmittal.**

(a)(1)(iii)                                                 Form of Notice of Guaranteed Delivery.**

(a)(1)(iv)                                                Press release dated February 9, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(v)                                                   Investor relations presentation regarding the Offer dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vi)                                                Investor relations presentation regarding Constancia Project (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vii)                                             Early warning report under National Instrument 62-103 related to the Offer (incorporated by reference to Hudbay’s Form 6-K filed February 10, 2014).**

(a)(1)(viii)                                          Conference call transcript dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(ix)                                                Newspaper advertisement dated February 11, 2014.**

(a)(1)(x)                                                   Annual Information Form of HudBay Minerals Inc. for the year ended December 31, 2012 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 40-F (Commission File No. 001-34244) filed with the Commission on March 28, 2013 (the “Form 40-F”)).**

(a)(1)(xi)                                                Annual Audited Consolidated Financial Statements of HudBay Minerals Inc. for the years ended December 31, 2012 and 2011 and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibit 99.2 to the Form 40-F).**

(a)(1)(xii)                                             Management’s Discussion and Analysis of HudBay Minerals Inc. for the financial years ended December 31, 2012 and 2011 (incorporated by reference to Exhibit 99.3 to the Form 40-F).**

(a)(1)(xiii)                                          Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013, together with the Notes thereto (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xiv)                                         Management’s Discussion and Analysis for the Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xv)                                            Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated April 5, 2013 in respect of the Annual and Special Meeting of Shareholders held on May 10, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on April 10, 2013)**

(a)(1)(xvi)                                         Material Change Report dated February 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 14, 2014).**

(a)(1)(xvii)                                      The press release of HudBay Minerals Inc., dated February 19, 2014, in respect of the announcement of Hudbay’s fourth quarter 2013 financial results (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 19, 2014).**

(a)(1)(xviii)                                   Annual Audited Consolidated Financial Statements of HudBay Minerals Inc. for the years ended December 31, 2013 and 2012 and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibits 99.2 and 99.5 to Hudbay’s Form 6-K filed February 20, 2014).**

(a)(1)(xix)                                         Management’s Discussion and Analysis of HudBay Minerals Inc. for the financial years ended December 31, 2013 and 2012 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K filed February 20, 2014).**

(a)(1)(xx)                                            Investor relations presentation regarding Hudbay’s fourth quarter 2013 financial results dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxi)                                         Conference call transcript dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxii)                                      Interview transcript dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxiii)                                   Investor relations presentation dated February 2014 from the BMO Capital Markets 23rd Global Metals & Mining Conference (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 24, 2014).**

(a)(1)(xxiv)                                  Press release dated February 27, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 27, 2014).**

(a)(1)(xxv)                                     Interview transcript dated March 4, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 5, 2014).**

(a)(1)(xxvi)                                  Notice of Extension and Variation, dated March 14, 2014.**

(a)(1)(xxvii)                               Press release dated March 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 14, 2014).**

(a)(1)(xxviii)                            Material change report dated March 21, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 21, 2014).**

(a)(1)(xxix)                                  Notice of Variation and Extension dated March 31, 2014.**

(a)(1)(xxx)                                     Press release dated March 31, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 31, 2014).**

(a)(1)(xxxi)                                  Investor relations presentation dated April 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 3, 2014).**

(a)(1)(xxxii)                               Material change report dated April 4, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 4, 2014).**

(a)(1)(xxxiii)                            Press release dated April 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 14, 2014).**

(a)(1)(xxxiv)                           Investor relations presentation dated April 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 14, 2014).**

(a)(1)(xxxv)                              Notice of Change, dated April 24, 2014.**

(a)(1)(xxxvi)                           Press release, dated April 24, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 24, 2014).**

(a)(1)(xxxvii)                        Form of e-mail (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 29, 2014).**

(a)(1)(xxxviii)                     Management’s Discussion and Analysis of Results of Operations and Financial Condition for the three months ended March 31, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 30, 2014).**

(a)(1)(xxxix)                           Press release announcing the quarterly results for the first quarter of 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on April 30, 2014).**

(a)(1)(xxxx)                              Management presentation dated May 1, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 1, 2014).**

(a)(1)(xxxxi)                           Conference call transcript dated May 1, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 1, 2014).**

(a)(1)(xxxxii)                        Notice of Variation and Extension dated May 5, 2014.**

(a)(1)(xxxxiii)                     Press release dated May 5, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 5, 2014).**

(a)(1)(xxxxiv)                    Presentation to Annual and Special Meeting of Shareholders dated May 8, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 7, 2014).**

(a)(1)(xxxxv)                       Material change report dated May 9, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 9, 2014).**

(a)(1)(xxxxvi)                    Presentation to Bank of America Merrill Lynch 2014 Global Metals, Mining & Steel Conference dated May 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 13, 2014).**

(a)(1)(xxxxvii)                 Notice of Variation and Extension dated May 16, 2014.**

(a)(1)(xxxxviii)              Press release dated May 16, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 16, 2014).**

(a)(1)(xxxxix)                    Notice of Variation and Extension dated May 27, 2014.**

(a)(1)(xxxxx)                       Press release dated May 27, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on May 27, 2014).**

(a)(1)(xxxxxi)                    Notice of Variation and Extension dated June 9, 2014.**

(a)(1)(xxxxxii)                 Press release dated June 9, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on June 9, 2014).**

(a)(1)(xxxxxiii)              Notice of Variation and Extension dated June 20, 2014.*

(a)(1)(xxxxxiv)             Press release dated June 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on June 20, 2014).**

(a)(1)(xxxxxv)                Press release dated June 23, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on June 23, 2014).**

(a)(1)(xxxxxvi)             Announcement to Hudbay employees dated June 23, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on June 23, 2014).**

(a)(1)(xxxxxvii)          Material Change Report dated June 24, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on June 24, 2014).**

(a)(1)(xxxxxviii)       Early warning report under National Instrument 62-103 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on June 24, 2014).**

*                 Filed herewith.

**          Incorporated by reference.